Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.

1701 Hollis Street

Suite 400

Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

October 22, 2009

Item 3	News Release

A news release was released over Canada NewsWire on October 22, 2009.

Item 4	Summary of Material Change

Gammon Gold Inc. (“Gammon”) announces completion of public offering

Item 5	Full Description of Material Change

Gammon announced the completion on October 22, 2009 of the public offering of 12,926,000 common shares at a price of U.S.$8.90 per common share for gross proceeds of U.S.$115,041,400 (the “Offering”). The Offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. and including Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd., Canaccord Capital Corporation and Research Capital Corporation, and includes 1,686,000 common shares issued pursuant to the full exercise of the over-allotment option. The net proceeds of the Offering will be used to fund expanded operations exploration programs at the Ocampo and El Cubo mines, the advancement of the Guadalupe y Calvo project, debt repayment, greenfields exploration and general corporate purposes.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion

Chief Executive Officer

Gammon Gold Inc.

Tel: 902-468-0614

Item 9	Date of Report

October 22, 2009